UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT
EMPLOYEE STOCK REPURCHASE AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended:	December 31, 2010

Commission file number:	1-13988

DeVry Inc. Nonqualified Deferred Compensation Plan
A.	Full title of the plan:

DEVRY INC.
3005 HIGHLAND PARKWAY
DOWNERS GROVE, ILLINOIS 60515
B.	Name of issuer of the securities held pursuant to the plan and address of its principal executive office:

REQUIRED INFORMATION

The Plan’s audited financial statements and other required information are included on pages 2-10.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the following administrator of the DeVry Inc. Profit Sharing Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DeVry Inc. Nonqualified Deferred Compensation Plan

(Name of Plan)

Date:	March 29, 2011	By:	/s/Donna Jennings
Donna Jennings – Administrator

Total Number of Pages	10

THE DEVRY INC.
NONQUALIFIED DEFERRED COMPENSATION PLAN

REPORT ON AUDITED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

THE DEVRY INC.
NONQUALIFIED DEFERRED COMPENSATION PLAN

TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Financial Position	4

Statements of Changes in Plan Equity	5

Notes to Financial Statements	6 – 9

Consent of Independent Registered Public Accounting Firm	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
The DeVry Inc. Nonqualified Deferred Compensation Plan

We have audited the accompanying statements of financial position of The DeVry Inc. Nonqualified Deferred Compensation Plan as of December 31, 2010 and 2009, and the related statement of changes in plan equity for the years ended December 31, 2010, 2009 and 2008.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The DeVry Inc. Nonqualified Deferred Compensation Plan as of December 31, 2010 and 2009, and the changes in plan equity for the years ended December 31, 2010, 2009 and 2008, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen LLP
Deerfield, IL
March 29, 2011

THE DEVRY INC.
NONQUALIFED DEFERRED COMPENSATION PLAN

STATEMENTS OF FINANCIAL POSITION

DECEMBER 31, 2010 AND 2009

	2010	2009
Assets:
Receivable from DeVry Inc.	$10,017,799	$7,686,636

Plan Equity:
Plan equity	$10,017,799	$7,686,636

The accompanying notes are an integral part of these financial statements.

THE DEVRY INC.
NONQUALIFIED DEFERRED COMPENSATION PLAN

STATEMENTS OF CHANGES IN PLAN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2010, 2009 AND 2008

	Year Ended December 31,
	2010	2009	2008
Increases (Decreases) in Plan Equity Attributed to:
Investment income from interest and dividends of notional investments	$266,650	$177,178	$411,543
Net appreciation (depreciation) in fair value of notional investments	612,451	862,786	(1,903,110)
Net notional investment income (loss)	879,101	1,039,964	(1,491,567)
Participant deferrals to notional investments	1,783,291	1,517,516	1,459,323
DeVry allocations to notional investments	164,770	213,816	177,987
Participant distributions from notional investments	(495,999)	(529,042)	(660,216)
Net Increase (Decrease) in Plan Equity	2,331,163	2,242,254	(514,473)
Plan Equity at Beginning of Year	7,686,636	5,444,382	5,958,855
Plan Equity at End of Year	$10,017,799	$7,686,636	$5,444,382

The accompanying notes are an integral part of these financial statements.

THE DEVRY INC.
NONQUALIFED DEFERRED COMPENSATION PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

The following description of The DeVry Inc. Nonqualified Deferred Compensation Plan (the “Plan”) is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan became effective September 1, 1999 and was last amended and restated effective January 1, 2008.  Generally, the purpose of the Plan is to permit a select group of employees of DeVry Inc. and its subsidiaries (“DeVry”) and DeVry’s Board of Directors to defer the receipt of compensation or board fees for personal income tax purposes that would otherwise be payable to them.  It is intended that the Plan, by providing this deferral opportunity, will assist DeVry in retaining and attracting individuals of exceptional ability by providing them with this benefit.  Plan participation is voluntary.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code, and is generally not subject to the Employee Retirement Income Security Act of 1974.

The Plan is administered by the Compensation Committee of the Board of Directors of DeVry.

Participation Eligibility and Deferrals

Plan participation is limited to DeVry’s Board of Directors and those key employees of DeVry who are designated by the Chief Executive Officer or the Chief Operating Officer as approved by the Compensation Committee of DeVry’s Board of Directors.  The Plan permits the deferral of up to 50% of a participant’s salary, and up to 100% of a participant’s bonus or Board of Director’s fee. Participant deferrals are credited to a book account and are deemed invested in notional valuation funds selected by the participant from the investment options offered in the Plan.  The notional investment funds available under the Plan are merely devices used to calculate gains and losses on the amounts deferred by Plan participants.  No participant has any rights or interests in any particular funds, securities or property of DeVry or the Trust described below, or in any investment vehicle in which deferrals are deemed to be invested, by virtue of any investment election.  Investment gains and losses are credited or charged to a participant’s notional account based on earnings or losses in the selected valuation funds.

Effective September 17, 2010, DeVry Common Stock was offered as an additional investment option under the Plan. This notional investment fund tracks the performance of DeVry common stock.

A participant may allocate his/her deferrals into a Retirement Account and/or up to two In-Service Accounts.  A Retirement Account is used to defer current compensation until the participant’s retirement from DeVry.  Participants may elect to receive Retirement Distributions in a lump sum payment or annual installments for a period up to fifteen years.  Payments commence as soon as possible after the January (or six months, if later) following the date of the participant’s retirement, and any installment payments are made on or about the anniversary of the initial payment.  In-Service Accounts are used to defer current compensation for at least a two-year period after the first year that a participant elects to defer compensation into an In-Service Account.  A participant may elect to receive In-Service Account distributions in a lump-sum or up to ten annual installments.

Participant deferrals are made by payroll deductions and are determined each pay period by multiplying the participant’s selected deferral rate then in effect by his/her eligible salary and/or bonus for such period.  The participant’s account is credited with an amount equal to the payroll deduction as soon as practical after the date such amount otherwise would have been paid to the participant in cash.

A participant can designate and change on a daily basis the proportions in which his/her ongoing notional account balances are allocated among the Plan’s active investment funds. The minimum allocation to each fund is 1%.  However, investments in the DeVry Inc. Stock Fund may be made only with current period deferrals. Prior account balances may not be allocated to this fund.

Employer Allocations to Participants

For each year during which a participant has made the maximum elective contributions under the DeVry Inc. Success Sharing Retirement Plan (“401(k) Plan”), DeVry will credit that participant’s account an amount equal to the 401(k) Plan match of 2% and any discretionary contribution, which were not made due to Section 401(a) (17) of the Internal Revenue Code compensation limits, as indexed ($245,000 in 2010).  In addition, DeVry will credit a participant’s account with an amount equal to the reduction of the 401(k) Plan match and any discretionary contribution resulting from the employee’s participation in the Plan.  In order to qualify for these employer allocations, the participant must defer a minimum of 2% of his/her total compensation to the Plan and must elect to make the maximum contribution permitted in DeVry’s 401(k) Plan.

Vesting

Participants are fully vested in their deferrals, DeVry employer allocations, and related investment earnings and losses at all times.

Distributions

Amounts credited to a participant’s account will be payable upon the earlier of a Specified Date, as defined below, or the participant’s separation from service.  Separation from service means a participant’s termination of employment or services as a Board of Director with DeVry, including the retirement or death of a participant.  The Specified Date is defined as the date the participant elected to receive distributions from the In-Service Accounts.  Distribution elections once made are fixed.  Only limited changes in such elections are permitted under Section 409A of the Internal Revenue Code.

Distributions to participants are payable in cash.

Trust

The Plan is an unfunded plan.  The obligation to make benefit payments under the Plan is solely the obligation of DeVry.  However, DeVry may establish one or more trusts to assist in the payment of benefits.  DeVry has established a Grantor (Rabbi) Trust (the “Trust”) for the Plan, in which Wells Fargo serves as the trustee.  The Trust shall be governed by and subject to the terms of a trust agreement entered into between DeVry, as grantor, and the trustee.  Although DeVry maintains the Trust to accumulate certain assets to assist DeVry in meeting its obligations under the Plan, the Plan has no investments of its own.  The sole asset of the Plan is a receivable from DeVry in an amount equal to the value of all participants’ accounts.  Plan participants are considered to be unsecured creditors, with no secured or preferential rights to any assets of DeVry.  Assets held by the Trust are available to DeVry’s general creditors in the event of insolvency of DeVry.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Receivable from DeVry

The Plan is unfunded with benefits paid solely out of the general assets of DeVry. The Plan records a receivable from DeVry equal to the sum of all participants’ account balances.

Valuation of Assets and Income Recognition

Notional investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Purchases and sales of securities within the notional accounts are recorded on a trade-date basis. The Plan presents in the Statements of Changes in Plan Equity the net appreciation (depreciation) in the fair value of its notional investments which consists of the related gains (losses) and the unrealized appreciation (depreciation) on those investments.  Dividends of the notional investments are recorded on the ex-dividend date.  Interest income of the notional investments is recorded on the accrual basis.

Administrative Expenses of the Plan

All administrative expenses of the Plan are paid by DeVry.

Subsequent Events

The Plan administrator monitors significant events occurring after the balance sheet date and prior to the issuance of the financial statements to determine the impacts, if any, of events on the financial statements to be issued.  All subsequent events of which the Plan administrator was aware were evaluated through the date that these financial statements were issued.

3.	Income Tax Status

The Plan is established as an unfunded deferred compensation plan under the Internal Revenue Code and is not subject to federal income tax.  A participant will not incur federal income tax liability when the compensation is deferred pursuant to the Plan or when investment gains and losses are credited or charged to a participant’s account.  Rather, a participant will incur federal income tax liability for such contributions and related investment income only when distributions are made to a participant.

The Plan is not qualified under Section 401(a) of the Internal Revenue Code and is generally not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

4.	Plan Termination

DeVry’s Board of Directors may, in its sole discretion, terminate the entire Plan, or terminate a portion of the Plan that is identified as an elective account balance plan as defined in Section 409A of the Internal Revenue Code.  Following termination of the Plan, no additional deferrals may be made, but all existing participant accounts will continue to be administered in accordance with the Plan, unless DeVry elects to accelerate distribution of all Plan accounts in accordance with Section 409A of the Internal Revenue Code.

5.	Investment Risk

The amount of the Plan’s receivable from DeVry is based in part on the performance of the notional investment options including DeVry Common Stock, a number of mutual funds, and an insurance contract.   The performance of these notional investment options are exposed to risks such as changes in interest rates, fluctuations in market conditions and credit risk. The level of risk associated with certain investment securities and uncertainty related to changes in value of these securities could materially affect participant account balances and amounts reported in the financial statements and accompanying notes.

6.	Related-Parties and Party-in-Interest Transactions

At December 31, 2010, the Plan’s notional investment in DeVry Inc. Common Stock was 12.5 shares valued at $599.